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02021226

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING AUG 29 2002 WASH. D.C. 154 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26406

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/28/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cabrera Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 S. LaSalle Street, Suite 1230
(No. and Street)

Chicago,	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Cabrera, Jr. (312) 236-8888
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA
(Name — *if individual, state last, first, middle name*)

220 S. State Street,	Chicago,	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 19 2002
P THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin Cabrera, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cabrera Capital Markets, Inc., as of June 30, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Sworn and subscribed to me on the
day of August, 2002.

Notary Public

Signature

President

Title

OFFICIAL SEAL
OLIVIA DELAROSA
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/04/05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CABRERA CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

JUNE 30, 2002

(FILED PURSUANT TO RULE 17a-5(d)

UNDER THE SECURITIES EXCHANGE ACT

OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES

Accountants and Auditors

220 SOUTH STATE STREET - SUITE 1910

CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477
FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Cabrera Capital Markets, Inc.
Chicago, Illinois 60604

I have audited the accompanying statement of financial condition of Cabrera Capital Markets, Inc. as of June 30, 2002, and the related statements of income (loss), changes in stockholder's equity and cash flows for the period of April 28, 2001 through June 30, 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cabrera Capital Markets, Inc. as of June 30, 2002, and the results of its operations and cash flows for the period of April 28, 2001, through June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

Chicago, Illinois
August 28, 2002

CABRERA CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

Cash and cash equivalents		$ 23,970
Commissions receivable		1,389
Deposit with broker/dealer		100,083
Total assets		$ 125,442

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		**None**
Stockholder's Equity		
Common stock, $1 par value; authorized 56,000 shares; issued and outstanding 35,000 shares	$ 35,000	
Additional paid in capital	151,090	
Retained earnings (deficit)	(60,648)	
Total stockholder's equity		125,442
Total liabilities and stockholder's equity		$ 125,442

The accompanying notes to the financial statements are an integral part of this statement.

CABRERA CAPITAL MARKETS, INC.
STATEMENT OF INCOME (LOSS)
FOR THE PERIOD OF APRIL 28, 2001 THROUGH JUNE 30, 2002

Revenues		
Commissions and fees	$ 173,902	
Interest income	3,171	
Other	535	
Total revenue		$ 177,608
Expenses		
Commissions expense	20,979	
Clearing and execution charges	19,740	
Management fees	150,296	
Other operating expenses	12,241	
Total operating expenses		203,256
Net income (loss)		$ (25,648)

The accompanying notes to the financial statements are an integral part of this statement.

CABRERA CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIOD OF APRIL 28, 2001 THROUGH JUNE 30, 2002

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, April 27, 2001	$ 35,000	$ -0-	$ 150,607	$ 185,607
Add: Capital Contributions		151,090		151,090
Less: Net income (loss) for the period of April 28, 2001 through June 30, 2002			(25,648)	(25,648)
Less: Dividend distributions			(185,607)	(185,607)
Balance, June 30, 2002	$ 35,000	$ 151,090	$ (60,648)	$ 125,442

The accompanying notes to the financial statements are an integral part of this statement.

CABRERA CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF APRIL 28, 2001 THROUGH JUNE 30, 2002

Cash Flows From (To) Operating Activities:		
Net income (loss)	$ (25,648)	
Changes in assets and liabilities:		
Commissions receivable	(1,310)	
Deposit with broker/dealer	(52,404)	
Receivable from Parent	97,537	
Other assets	5,095	
Net cash from (to) operating activities		$ 23,270
Cash Flows From (To) Financing Activities:		
Payment of stockholder's dividends	(185,607)	
Contribution of additional paid in capital	151,090	
Net cash from (to) financing activities		(34,517)
Net increase (decrease) in cash		(11,247)
Cash at April 27, 2001		35,217
Cash at June 30, 2002		$ 23,970

Supplemental Information:

During the period of April 28, 2001 through June 30, 2002, the following amounts were paid for:

Interest expense	$ -0-
Income taxes	$ -0-

The accompanying notes to the financial statements are an integral part of this statement.

CABRERA CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

(1) ORGANIZATION AND GENERAL

Cabrera Capital Markets, Inc., a wholly owned subsidiary of Cabrera Capital Management, Inc., was incorporated in the State of Wisconsin on September 5, 1986. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business is the sale of securities.

Effective May 1, 2001, in conjunction with an ownership change, the name of the Corporation was changed from First Securities Corporation to Cabrera Capital Markets, Inc.

Pursuant to a request made to the National Association of Securities Dealers, Inc., the Company's designated examining authority, the audit period is for the period of April 28, 2001 through June 30, 2002, as the prior audit of April 27, 2001 was submitted to coincide with the change of ownership.

(2) SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by Cabrera Capital Markets, Inc. in preparing the accompanying financial statements is set forth below.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Income Recognition

Securities transactions and related revenue and expense, other than the sale of direct participation programs are recorded on a trade date basis. Revenue derived from underwritings and direct participation programs (on contingent offerings) is recognized at the time the escrow agent distributes sales commissions to the Company.

(2) **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Income Taxes

The Company files a separate corporate Federal income tax return from its Parent. No provision for taxes was made during the period of April 28, 2001 through June 30, 2002, due to an operating loss generated during the period.

(3) **CLEARING AGREEMENT WITH OFF-BALANCE SHEET RISK**

Clearing Agreement – the Company has entered into an agreement with another broker/dealer (Clearing Broker/Dealer) whereby that broker/dealer will execute and clear securities transactions for the Company on a fully disclosed basis. Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with another broker/dealer while this agreement is in effect. The Company has also agreed to regulatory arbitration and waived its right to court remedies regarding disputes between the Company and the clearing broker/dealer. The Company has deposited $100,083 with the clearing broker/dealer to assure the Company's performance under the agreement.

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligation, occurred during the period ended June 30, 2002.

(4) **RELATED PARTY TRANSACTIONS**

The Company is wholly owned by Cabrera Capital Management, Inc.(Parent) Pursuant to a written agreement, the Parent Company provides office space, administrative assistance, clerical help and various other general administration support services to the Company.

During the period of April 28, 2001 through June 30, 2002, the Company paid $150,296 of management fees to the Parent Company. At June 30, 2002, there is no outstanding balance owed to the Parent Company.

During the period of April 28, 2001, through June 30, 2002, the Parent Company contributed $151,090 of additional paid in capital to the Company.

(5) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness", whichever is greater as these terms are defined.

Net Capital and aggregate indebtedness change from day to day, but At June 30, 2002, the Company had net capital and net capital requirements of $125,429 and $100,000 respectively. The net capital rule may effectively restrict the payment of cash distributions.

(6) ADDITIONAL PAID IN CAPITAL

Pursuant to the terms of the ownership change, the former owners received distributions of the amount of tangible assets owned at the date of the closing.

In order to maintain the required net capital referred to in Note 5, the Parent Company contributed $151,090 as additional paid in capital for the period of April 28, 2001 through June 30, 2002.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Cabrera Capital Markets, Inc. as of 06/30/02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 125,442	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			125,442	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 125,442	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 13	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(13)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 125,429	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 125,429	3750

OMIT PENNIES

There are no material modifications between this computation and the Company's unaudited filing.

See Auditor's Report.

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Cabrera Capital Markets, Inc. as of 06/30/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ -0-	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 100,000	3760
14.	Excess net capital (line 10 less 13)	$ 25,429	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	22 $ 125,429	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ -0-	3790
17.	Add:				
	A. Drafts for immediate credit	21 $	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$ -0-	3830
19.	Total aggregate indebtedness			$ -0-	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% -0-	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

There are no material modifications between this computation and the Company's unaudited filing.

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Auditor's Report.

3/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Cabrera Capital Markets, Inc. as of June 30, 2002

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 31 Fiserv Investor Services, Inc. 4335	X	4570
D. (k) (3)—Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
32	4600	4601	4602	4603	4604	4605
33	4610	4611	4612	4613	4614	4615
34	4620	4621	4622	4623	4624	4625
35	4630	4631	4632	4633	4634	4635
36	4640	4641	4642	4643	4644	4645
37	4650	4651	4652	4653	4654	4655
38	4660	4661	4662	4663	4664	4665
39	4670	4671	4672	4673	4674	4675
40	4680	4681	4682	4683	4684	4685
41	4690	4691	4692	4693	4694	4695

TOTAL $ 42 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

See Auditor's Report.

3/78

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477
FAX
(312) 939-8739

To the Board of Directors
Cabrera Capital Markets, Inc.

In planning and performing my audit of the financial statements of Cabrera Capital Markets, Inc.. for the period of April 28, 2001 through June 30, 2002, I considered its internal control structure, including procedures for safeguarding securities in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made as study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Cabrera Capital Markets, Inc. that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements of prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, my study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Cabrera Capital Markets, Inc. for the period of April 28, 2001 through June 30, 2002 and this report does not affect my report thereon dated August 28, 2002.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Certified Public Accountant

Chicago, Illinois
August 28, 2002